Exhibit 10-6

VGTel, INC. dba ENTERTAINMENT & PRODUCTIONS	400 RELLA BOULEVARD, SUITE 174, MONTEBELLO, NY 10901 Phone (360) 8-360-ENT eFax (814) 253-4991 Email petershafran@360entertainmentandproductions.com

January 30, 2012

Anthony C Gillaizeau

WESTERN CAPITAL VENTURES INC.

124 First Street

Campbell, CA 95008

Re: Letter of Intent to Purchase Business

Dear Anthony:

This letter will outline our understanding regarding our prospective purchase of a certain distribution agreement (referred to in this letter alternately as the “Distribution Agreement” or as the “Business”) entered into by your company, WESTERN CAPITAL VENTURES, INC. (“WCV”) with Visual Entertainment Systems (“VES”), located at 5125 W 140th Street, Brookpark, Ohio 44142, of NetStar Internet Kiosk units (referred to in this letter individually as the “kiosks”), manufactured by VES, which Distribution Agreement is freely assignable under its terms and provisions.

This offer is predicated on the following representations by you:

1.	That WCV currently has a Distribution Agreement with VES to purchase 1000 kiosks at a fixed cost not to exceed $2,500 per kiosk and to install them in pre-agreed locations in the United States.
2.	That, based upon verified information received by you and/or WCV, each kiosk has the potential to generate net income of approximately $1,000 per kiosk per month.
3.	That each kiosk comes preloaded with licensed and authorized software from VES.
4.	Aside from a monthly maintenance fee payable to VES of $300 per month, per machine, for maintenance, upkeep and software updates, there are no other operating expenses or fees to operate the kiosks at their locations.
5.	That the owner of each of the locations where the kiosks will be installed and in operation (referred to in this letter as the “location owner”) is entitled to receive 50% of the net income (after deducting the $300 monthly maintenance fee) generated by the kiosk.
6.	That, pursuant to the Distribution Agreement, WCV is solely responsible for receiving revenue due from the kiosk from the location owner via ACH debit and distribution of the location owner’s share to the location owner.
7.	That, pursuant to the Distribution Agreement, VES will provide to WCV a monthly print out showing an accounting of all activity of each kiosk, including revenues and payouts to customers (referred to in this letter as the “revenue statement”); VES will then deduct the $300 monthly maintenance fee per machine, and then VES shall distribute the remaining revenues to WCV for further distribution.

This letter is an offer to enter into a letter of intent for the purchase of that Distribution Agreement. If accepted and signed by you, the Seller, this letter of intent will be a binding agreement to enter into a more complete contract for the purchase of the Business on the terms and conditions set forth herein, with the addition of other terms which are as yet undetermined. It will also constitute an agreement by you not to negotiate with any other prospective buyers regarding the sale of the Business. In addition, this letter of intent shall constitute an agreement by the parties to keep all financial information and all other aspects of the negotiations confidential.

Some of the basic terms of the purchase will be as follows:

Structure. The basic structure of the transaction will be a purchase of the Business from the Seller, such that Buyer will become the sole owner of the Business.

It is possible that it may be advantageous for the Buyer to form a new corporation to buy the assets, and Buyer needs to retain the option to do that. The form of the transaction can be worked out prior to signing a formal contract.

Upon execution of the formal contract and the assignment of the Distribution Agreement, you will then become an employee of the Company for two (2) years at the agreed upon payment schedule.

The Company will immediately thereafter purchase 100 kiosks for installation in some of the pre-determined locations, for which the Company will pay $2,500 per kiosk to VES, through financng to be provided by Company. In addition, you will receive $500 per kiosk installed in lieu of wages.

If the business model proves successful after the installation of the first 100 kiosks, the Company will then purchase an additional 900 kiosks for installation in the remainder of the pre-determined locations, for which you will receive ten (10%) percent of the restricted common stock in the Company, that will vest over time pro rata. That is, thirty days (30) days after the first 100 kiosks are installed and the first revenue statement is received by the Company verifying satisfactory revenue, the Company will issue to you one (1%) percent of the restricted common stock in the Company.

In addition, you shall receive an additional “bonus” payment equal to ten (10%) of the net revenue generated by the installed kiosks on a quarterly basis, payable within 10 days of the end of each calendar quarter. You shall be entitled to take such bonus as a draw against the annual bonus at the end of the calendar quarter, such draw/bonus to be reconciled at the end of the 12 month period of operation.

At the end of the 2nd quarter in operation, the Company will examine the verified revenue from all of the installed kiosks, and the Company, at that time, may determine to file a registered “spinoff” of the Company with you owning a majority of the stock in the new company and VGTel and its affiliates owning the remainder. The Company will thus take the fifty (50%) percent of the net revenue generated by the installed kiosks (after deducting all operating expenses, repayment of the initial capital investment in the installed kiosk and payment of the aforesaid “bonus”) and make such amount available as a loan to be used to purchase up to another 1000 kiosks in a separate private company. The proceeds of that loan will be amortized with principal and interest over a twelve (12) month period with interest at a rate of ten (10%) percent per annum. In addition, the aforesaid repayment of the initial capital investment shall likewise be repaid as a loan to be amortized with principal and interest over a twelve (12) month period with interest at a rate of ten (10%) percent per annum.

In the event the Company does not choose to fund future operations, you shall have the right to seek alternative financing in order to set up an entity that is in the same business, and performs the same functions as the Company without being in breach of any sort of non-competition clause.

In the event your employment is not continued at the end of the second year, then you shall be entitled to receive ten (10%) percent of the net revenue generated by the Company’s kiosks during the following two (2) years as a severance package, which shall be paid to you at the end of each of those years.

Contract for Sale of Business. The purchase shall be made pursuant to a Contract for Sale of Business drafted by the Company’s attorney and reasonably acceptable to the Buyer and Seller, including but not limited to appropriate representations and warranties of the Seller.

Preservation of Goodwill. Both parties agree to maintain the goodwill of the Business during the pendency of this transaction and thereafter by refraining from saying or doing anything that would tend to injure the relationship of the Business with its employees, vendors, and customers. Further, neither party will injure the Business by disclosing or misappropriating any trade secrets or proprietary information of the Business.

Conditions. In addition to the usual and customary conditions to closing a sale of assets (such as tax clearances and other title issues), this sale will be conditioned on:

(1)          Visual Entertainment Systems consenting to the assignment of the Distribution Agreement to Buyer.

(2)          Buyer's review of all financial records of the Business, including the Distribution Agreement and all correspondence and memoranda between you and VES, and inspection of installed kiosks in a random sampling of locations.

Date of Signed Contract. Both parties agree to use their best efforts to have a signed contract for the purchase of the Business within fifteen (15) days.

Date of Closing. The date of closing is expected to be approximately thirty (30) days from the signing of the formal contract. Possession of the Business shall be transferred at the time of closing. Until closing, all benefits and obligations accruing to the Business shall belong solely to the Seller.

Prorations. All income, expenses, all obligations assumed, overhead, and other items will be prorated as of the date of closing.

Broker's Commission. The parties represent that there are no brokers involved in this transaction and neither party shall pay a commission to anyone.

Buyer's Good Faith. Buyer agrees to pursue negotiations for the purchase of the Business, and to refrain from negotiating or otherwise pursuing the purchase of all or any part of any other business while this letter of intent is in effect, unless this agreement is rescinded by mutual written consent or expires according to its terms.

Seller's Good Faith. Seller agrees to pursue negotiations for the sale of all the assets of the Business to Buyer, and agrees not to pursue the sale of part or all of the assets of the Business to any other person or entity during the term of this agreement, unless this agreement is rescinded by mutual written consent or expires according to its terms.

Letter of Intent Not Substitute for Contract. Buyer and Seller agree that this letter of intent is not intended to be a substitute for a formal contract for purchase and sale of the Business. Each party is directed to take this letter of intent to a competent business attorney for legal advice and drafting of the formal contract containing the terms set forth herein.

Confidentiality of Information. Certain financial information regarding the Business will be given to Buyer in the course of the negotiations leading to a signed agreement, and in the period between the signing of an agreement and the closing of the sale. Buyer agrees this confidential information constitutes valuable property of the Business and that Buyer will not disclose any of such information to anyone except, of course, in discussing the transaction with Buyer’s attorney, accountant, or other business advisors.

Attorney's Fees. The prevailing party in any action or proceeding arising from the enforcement of any of the binding portions of this letter of intent shall be entitled to recover reasonable attorney's fees, in addition to any other remedy to which he/she or it is otherwise entitled.

Intent to be Binding. The parties agree this letter of intent is binding as to the terms and conditions set forth herein, and understand that said terms and other terms will be contained in the formal contract to be executed. The parties agree to execute a formal contract incorporating these terms, changed terms (if agreed to by the parties), and other additional terms.

Liquidated Damages. If either Buyer or Seller fails to complete said purchase as herein provided by reason of any default of Buyer or Seller, then Buyer or Seller shall be released from the obligations contained herein.

If the above terms are acceptable to you, please execute and return to me the enclosed copy of this letter.

Sincerely,

VGTel, Inc.

By /s/ Peter Shafran, Chief Executive Officer

The above terms accurately set forth our agreement to enter into a binding letter of intent.

WESTERN CAPITAL VENTURES INC., Seller

By /s/ Anthony C Gillaizeau, President	Dated:

By /s/ Anthony C Gillaizeau, Individually	Dated: